4
1
<SROS>NASD
<REPORTING-OWNER>
  0001191000
  jbx#be3v
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Novoste Corporation
  0001012131
  <IRS-NUMBER>59-2787476
</SUBJECT-COMPANY>
<PERIOD>11/04/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Green, Andrew M.
   2625 Gentry Walk Court


   Cumming, GA  30041
2. Issuer Name and Ticker or Trading Symbol
   Novoste Corporation (NOVT)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/4/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P., Regulatory Affairs
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  11/04/02    S        358           D  $5.5000      0              D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $5.0490         06/12/02       A     V   10,000                            06/12/03     06/12/12
to buy)
Incentive Stock Option (right  $6.6500         09/19/01       A     V   7,500                             09/19/01     09/19/11
to buy)
Incentive Stock Option (right  $11.0000        10/27/99       A     V   1,500                             10/27/00     10/27/09
to buy)
Incentive Stock Option (right  $12.2500        10/25/96                 600                               10/25/97     10/25/06
to buy)
Incentive Stock Option (right  $22.5000        10/20/00       A     V   5,500                             10/20/01     10/20/10
to buy)
Incentive Stock Option (right  $24.7500        05/01/98                 6,500                             05/01/99     05/01/08
to buy)
Incentive Stock Option (right  $36.2500        05/11/00       A     V   500                               05/11/01     05/11/10
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  06/12/02  Common Stock                   10,000                    10,000        D   Direct
to buy)
Incentive Stock Option (right  09/19/01  Common Stock                   7,500                     7,500         D   Direct
to buy)
Incentive Stock Option (right  10/27/99  Common Stock                   1,500                     1,500         D   Direct
to buy)
Incentive Stock Option (right  10/25/96  Common Stock                   600                       600           D   Direct
to buy)
Incentive Stock Option (right  10/20/00  Common Stock                   5,500                     5,500         D   Direct
to buy)
Incentive Stock Option (right  05/01/98  Common Stock                   6,500                     6,500         D   Direct
to buy)
Incentive Stock Option (right  05/11/00  Common Stock                   500                       500           D   Direct
to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Green, Andrew M.
DATE 11/04/02